UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May, 2009

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Interim Management Statement dated May 7, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: May 7, 2009

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: May 7, 2009

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

7th May 2009

Barclays PLC
Interim Management Statement

"Our results for the quarter showed the continued benefit of diversification across our GRCB and IBIM businesses. We generated strong income growth across most business lines driven by the investments we have made in expanding our international network and in buying Lehman. This, together with good cost control, has enabled us to shield the anticipated increase in impairment and absorb further credit market writedowns on legacy assets. We recognise the importance of continued capital generation and we remain committed to prioritising returns over growth and to reducing leverage."

John Varley, Group Chief Executive

Group Unaudited Results	3 Months Ended	3 Months Ended
	31.03.09	31.03.08
	£m	£m	% Change
Total income net of insurance claims	8,150	5,723	42
Impairment charges and other credit provisions	(2,309)	(1,290)	79
Operating expenses	(4,461)	(3,247)	37
Profit before tax	1,372	1,194	15
Profit after tax	1,056	925	14
Profit attributable to equity holders of the parent	826	736	12

Profit Before Tax
Global Retail and Commercial Banking	586	1,067	(45)
Investment Banking and Investment Management	1,054	365	189
Head Office Functions and Other Operations	(268)	(238)	13

Basic earnings per share(1)	7.7p	11.5p	(33)
Diluted earnings per share	7.6p	11.2p	(32)
Cost:income ratio	55%	57%

Group Performance

Group profit before tax for the three months ended 31st March 2009 grew 15% (£178m) to £1,372m (2008: £1,194m). Income increased 42% (£2,427m) to a record £8,150m (2008: £5,723m) driven by very strong performances in Barclays Capital and by most of the international businesses within Global Retail and Commercial Banking.  Income growth was partially offset by significantly increased impairment charges of £2,309m (2008: £1,290m). Costs increased 37% (£1,214m) to £4,461m (2008: £3,247m) reflecting the impact of acquisitions during 2008 and increased levels of income-related expenses. First quarter 2009 results included net losses from credit market writedowns of £2,152m (2008: £1,006m). Gross writedowns were  £2,613m (2008: £1,979m) before related income and hedges of £182m (2008: £270m) and gains on own credit of £279m (2008: £703m).

Capital and Balance Sheet

At the 2008 year end we reported an Equity Tier 1 ratio of 6.7% and a Tier 1 ratio of 9.7% stated on a pro forma basis to reflect conversion into ordinary shares of the Mandatorily Convertible Notes ('MCN') and inclusion of all innovative Tier 1 capital. On 9th April 2009 we announced the sale of iShares which would have had the impact of adding an estimated 54bps to the pro forma Equity Tier 1 ratio as at 31st December 2008. Including the sale of iShares, Barclays would have reported an estimated Equity Tier 1 ratio of 7.2% and an estimated Tier 1 ratio of 10.3% on a pro forma basis as at 31st December 2008.

1  The weighted average number of shares in issue for the three months to 31 March 2009 was 10,790 million Including the impact of MCN conversion.

In line with the FSA announcement on 1st May 2009, we will commence reporting our Core Tier 1 ratio from June 2009. On this basis Barclays would have reported a pro forma Core Tier 1 ratio 20bps lower than the Equity Tier 1 ratio as at 31st December 2008.

The levels of assets, risk weighted assets and adjusted gross leverage as at 31st March 2009 are substantially consistent with the positions as at the end of 2008. We remain committed to the reduction of leverage over time.

Business Commentary

Global Retail and Commercial Banking

Despite the economic environment, income at Global Retail and Commercial Banking increased 16% including strong growth across the international businesses following rapid expansion in prior years.

Income at  UK Retail Banking  decreased slightly as the impact of liability margin compression more than offset higher income from Home Finance and Consumer Lending. Profit before tax decreased significantly partly due to higher impairment driven by increased delinquency in the consumer loan book and overdrafts. Costs were well controlled but increased as a result of higher pension charges and the non-recurrence of gains from the sale of property. Despite overall market contraction, UK Retail Banking generated positive net lending in UK mortgages in the quarter.

Barclays Commercial Bank saw solid income growth driven by strong debt fees and continued momentum from treasury products partially offset by the impact of margin compression. There was a significant decline in profit before tax driven by a deterioration in impairment resulting from the impact of the recession in the UK, with rising default rates and falling asset values. Cost growth reflected higher pension charges, operating lease depreciation and the non-recurrence of gains from the sale of property.

Profit before tax at Barclaycard was slightly ahead of the prior year. Strong income growth across most businesses was partially offset by significantly higher impairment charges in both the UK and the US, as market conditions continued to weaken. The net margin benefited from lower funding costs. Cost growth remained below the rate of income growth.

Global Retail and Commercial Banking - Western Europe saw higher income across all major markets as a result of prior year asset growth. Costs were well contained across the region, increasing at a rate approximately half that of income growth. Profit before tax decreased due to significantly higher impairment charges, particularly in Spain, as economic conditions continued to deteriorate.

Very strong income growth at Global Retail and Commercial Banking - Emerging Markets was driven by prior year investment particularly in UAE, India and Egypt across both retail and commercial sectors. Impairment increased significantly with higher retail impairment charges in India and costs grew at a higher rate than income, leading to a loss before tax in the quarter.

Profit before tax at Global Retail and Commercial Banking - Absa (excluding Absa Capital and Absa Cards)  decreased due to increased impairment as a result of the continued downturn in the economic environment. Costs remained well controlled with cost growth in line with income growth.

Investment Banking and Investment Management

Income at  Investment Banking and Investment Management  increased 79%  driven by Barclays Capital, partially offset by slightly lower income at Barclays Global Investors and Barclays Wealth as a result of challenging equity markets.

The acquisition and successful integration of the Lehman business resulted in a transformational change in  Barclays Capital, where profit before tax was very substantially ahead of last year rising 361% to £907m. Income excluding credit market exposure losses, related income and hedges and gains on own credit more than doubled to just over £5bn driven by growth in the US. Income contribution and growth from interest rate, credit, commodity, prime services and equity products were excellent. Barclays Capital ranked second globally by combined volumes of debt and equity securities underwritten over the quarter. Impairment charges increased significantly primarily due to higher credit market writedowns. Costs increased with the inclusion of the acquired Lehman business and higher income-related costs.

Strong growth in profit before tax at Barclays Global Investors  was driven by a significant reduction in liquidity support costs. Income decreased partly due to lower assets under management, as the impact of strong asset inflows was more than offset by lower equity market valuations.

Barclays Wealth profit before tax decreased significantly as a result of the impact of the sale of the closed life business and lower income. Income levels were impacted by reduced UK interest rates which led to margin compression, and by significant falls in equity markets which led to reduced annuity fee income and transactional volumes.

Head Office Functions and Other Operations

The loss before tax in Head Office Functions and Other Operations increased reflecting higher costs in central funding activity due to the current dislocation in money markets.

Impairment

Impairment charges increased £1,019m to £2,309m (2008: £1,290m). Approximately 50% of this increase was attributable to growth and FX movements with the balance being driven by economic deterioration and portfolio maturation. These charges represented an annualised loan loss rate of 131bps after excluding available for sale impairment. This is in line with expectations. During the rest of the year, we expect the loan loss rate to increase further across all business lines and the rate of increase across our international books to be higher than our UK books. Our planning assumption for the 2009 annualised loan loss rate, which remains dependent on many external economic factors such as unemployment levels and asset values, is at the higher end of our indicated range of 130 - 150bps.

Impairment in UK Retail Banking increased in line with weakening credit conditions. Impairment in UK Home Finance remained low due to a conservative average loan to value ratio across the book. Barclays Commercial Bank impairment grew sharply tracking trends in corporate performance but continues to benefit from portfolio diversification. Weakening market conditions led to a sharp rise in Barclaycard impairment in the UK; in the US approximately half the increase was due to loan growth.

Global Retail and Commercial Banking - Western Europe impairment increased significantly, primarily in  Spain, across both retail and commercial sectors. Impairment at Global Retail and Commercial Banking - Emerging Markets increased sharply and slightly ahead of expectations driven by increases in the retail portfolio in India and UAE. Credit conditions in Global Retail and Commercial Banking - Absa deteriorated as indicated in the Absa announcement on 21st April 2009.

Impairment at Barclays Capital increased 45% to £1.1bn including credit market writedowns of £754m (2008: £598m).

Barclays Capital Credit Market Exposures

During the first quarter the credit market exposures at Barclays Capital were reduced by net sales and paydowns of £5,217m, including a £3,056m repayment of leveraged finance exposure (to Alltel) which was repaid at par in early 2009. Exposures to assets wrapped by monolines increased slightly during the period as a result of declines in the fair value of the underlying assets partially offset by an increase in the credit valuation adjustment. Further detailed information relating to credit market exposures is set out in the Appendix to this statement.

Liquidity

Strong wholesale liquidity balances have been maintained and the average life of unsecured wholesale funding continued to lengthen in the quarter. In April we issued €1.5bn senior debt in the first placement of long term senior debt by a UK bank without a government guarantee since October 2008. Retail and commercial balances have remained stable through the quarter.

April Trading and Outlook

April trading has been generally consistent with the overall trend for February and March after an exceptional January.

On 30th April 2009 we launched invitations to holders of certain existing Upper Tier 2 securities issued by Barclays to offer to exchange such securities for Lower Tier 2 notes.

On 9th April 2009 we announced the agreement for the sale of the iShares business to Blue Sparkle LP a limited partnership established by CVC Capital Partners Group. This agreement includes a go-shop period, which expires on 18th June 2009.

Dividends

As announced at the Annual General Meeting, it will be our policy to pay dividends on a quarterly basis. For 2009 we intend to make a cash payment in the fourth quarter with a final cash dividend for the year being declared and paid in the first quarter of 2010. In the light of the current economic and financial environment, it is expected that the approach to dividends in respect of the 2009 performance will be conservative and take into account prevailing market conditions at the time. Looking forward, we recognise the market's desire for Barclays to maintain strong capital ratios. We therefore expect that the proportion of profits after tax distributed through dividends will be significantly lower than the 50% level which was maintained in recent years.

Notes

1.

Key trends in the income statement set out above, unless stated otherwise, relate to the three months to 31st March 2009, and are compared to the corresponding three months of 2008. Balance sheet references relate to 31st March 2009 and are compared to the balance sheet as at 31st December 2008.

2.	Trends in income are expressed after the deduction of 'net claims and benefits on insurance contracts'.

3.

The financial information on which this interim management statement is based, and the credit market exposures set out in the appendix to this statement, are unaudited and have been prepared in accordance with Barclays previously stated accounting policies, and apply the valuation methodologies described in the Annual Report 2008.

Timetable

2009 Interim Results Announcement	Thursday, 6th August 2009

This date is provisional and subject to change.

For Further Information Please Contact

Investor Relations	Media Relations
Stephen Jones	Howell James/Alistair Smith
+44 (0) 20 7116 5752	+44 (0) 20 7116 6060/6132

  Forward Looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, progress in the integration of the North American investment banking and capital markets operations of Lehman Brothers into the Group's business and the quantification of the benefits resulting from such acquisition, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Any forward-looking statements made herein speak only as of the date they are made. Except as required by the FSA, the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

 Q109 IMS Appendix

Barclays Capital Credit Market Exposures

Barclays Capital's credit market exposures primarily relate to US residential mortgages, commercial mortgages and leveraged finance businesses that have been significantly impacted by the continued deterioration in the global credit markets. The exposures include both significant positions subject to fair value movements in the profit and loss account and positions that are classified as loans and advances and as available for sale.

The exposures are set out by asset class in US Dollars and Sterling below:

		$m (1)		£m (1)
US Residential Mortgages	Notes	As at 31.03.09	As at 31.12.08	As at 31.03.09	As at 31.12.08

ABS CDO Super Senior	A1	4,260	4,526	2,977	3,104

Other US Sub-prime	A2	3,831	5,017	2,677	3,441

Alt-A	A3	4,466	6,252	3,121	4,288

US RMBS exposure wrapped by monoline insurers	A4	2,230	2,389	1,558	1,639

Commercial Mortgages

Commercial real estate	B1	15,635	16,882	10,924	11,578

Commercial mortgage-backed securities	B1	1,050	1,072	734	735

CMBS exposure wrapped by monolines	B2	2,822	2,703	1,972	1,854

Other Credit Market Exposures

Leveraged Finance	C1	10,336	15,152	7,222	10,391

SIVs and SIV -Lites	C2	1,328	1,404	928	963

CDPCs	C3	238	218	166	150

CLO and other exposure wrapped by monolines	C4	7,736	7,202	5,405	4,939

During the period ended 31st  March 2009 these exposures have been reduced by net sales and paydowns of £5,217m, including a £3,056m sale of leveraged finance exposure which was repaid at par, £902m of Alt-A and £627m of sub-prime exposure. Exposure reductions were impacted by the 2% appreciation of the US Dollar against Sterling and the 3% depreciation of the Euro against Sterling.

Exposures wrapped by monolines have moved during the period as a result of declines in the fair value of the underlying assets and an increase in the credit valuation adjustment.

1    As the majority of exposure is held in US Dollars the exposures above are shown in both US Dollars and Sterling.

  Q109 IMS Appendix

There were net losses from credit market writedowns of £2,152m (2008: £1,006m) in the period to 31st March 2009. Gross writedowns were  £2,613m (2008: £1,979m) before related income and hedges of £182m (2008: £270m) and gains of £279m (2008: £703m) from the general widening of credit spreads on issued notes measured at fair value through the profit and loss account.

The gross losses, which included £754m (2008: £598m) in impairment charges, comprised: £1,225m (2008: £1,830m) against US RMBS exposures; £884m (2008: £77m) against commercial mortgage exposures; and £504m (2008: £72m) against other credit market exposures.

	Fair Value Losses	Impairment Charge	Gross Losses
	£m	£m	£m
ABS CDO super senior	-	(149)	(149)
Other US sub-prime	(229)	(153)	(382)
Alt-A	(137)	(342)	(479)
US RMBS wrapped by monoline insurers	(215)	-	(215)
Total US residential mortgages	(581)	(644)	(1,225)

US	(112)	-	(112)
Europe	(339)	-	(339)
Asia	(5)	-	(5)
Total commercial real estate	(456)	-	(456)

Commercial mortgage-backed securities	(12)	-	(12)
CMBS wrapped by monoline insurers	(416)	-	(416)
Total commercial mortgages	(884)	-	(884)

Leveraged Finance	-	(98)	(98)
SIVs and SIV-Lites	-	(12)	(12)
CDPCs	(6)	-	(6)
CLO and other assets wrapped by monoline insurers	(388)	-	(388)
Total other credit market	(394)	(110)	(504)

Total	(1,859)	(754)	(2,613)

  Q109 IMS Appendix

A.     US Residential Mortgages

In the period ended 31st March 2009 these exposures decreased by 17% in Sterling terms.

A1.    ABS CDO Super Senior

During the period ABS CDO Super Senior exposures reduced by £127m to £2,977m (31st December 2008: £3,104m). Net exposures are stated after writedowns and charges of £149m incurred in 2009 (2008: £495m). There were no hedges in place at 31st March 2009. There were paydowns of £38m in the period, offset by an increase of £59m resulting from weaker Sterling.

The remaining ABS CDO Super Senior exposure at 31st March 2009 comprised five high grade liquidity facilities which were fully drawn and classified within loans and advances. No facilities were liquidated or consolidated in the first quarter of 2009.

The impairment assessment of the remaining super senior positions is based on cash flow methodology using standard market assumptions such as default curves and remittance data to calculate the net present value of the future losses for the collateral pool over time. As a result, future   potential impairment charges depend on changes in these assumptions.

Consolidated collateral of £8.5bn relating to the CDOs that were liquidated in 2008 has been sold or is stated at fair value net of hedges within Other US sub-prime, Alt-A and CMBS exposures. The notional collateral remaining at 31st March 2009 is marked at approximately 9% of its original notional value. The collateral valuation for all ABS CDO Super Senior deals, including those liquidated and consolidated in 2008, is marked at approximately 29% (31st December 2008: 32%).

The collateral for the outstanding ABS CDO Super Senior exposures primarily comprises residential mortgage backed securities (RMBS). At 31st March 2009 the residual exposure contains a similar proportion of collateral originated in 2005 and earlier to that reported at 31st December 2008. There is minimal exposure to collateral originated in 2007 or later.

  Q109 IMS Appendix

A1.    ABS CDO Super Senior

High Grade Liquidity Facilities	As at 31.03.09	As at 31.12.08	As at 31.03.09	As at 31.12.08
	Total	Total	Marks (1)	Marks (1)
	£m	£m	%	%
2005 and earlier	1,228	1,226	87%	90%
2006	446	471	35%	37%
2007 and 2008	25	25	75%	69%
Sub-prime	1,699	1,722	73%	75%

2005 and earlier	893	891	68%	77%
2006	268	269	72%	75%
2007 and 2008	63	62	33%	37%
Alt-A	1,224	1,222	67%	74%

Prime	527	520	100%	100%
RMBS CDO	378	402	0%	0%
Sub-prime second lien	101	127	0%	0%
Total RMBS	3,929	3,993	66%	68%

CMBS	43	44	100%	100%
Non-RMBS CDO	322	453	83%	56%
CLOs	36	35	100%	100%
Other ABS	42	51	100%	100%
Total Other ABS	443	583	87%	66%

Total Notional Collateral	4,372	4,576	68%	68%
Subordination	(214)	(459)
Gross Exposure pre impairment	4,158	4,117
Impairment allowances	(1,181)	(1,013)
Net Exposure	2,977	3,104

Collateral marks including liquidated structures			29%	32%

1    Marks above reflect the gross exposure after impairment and subordination .

Q109 IMS Appendix

A2.    Other US Sub-Prime

	As at 31.03.09	As at 31.12.08	Marks at 31.03.09	Marks at 31.12.08
	£m	£m	%	%
Whole loans - performing	971	1,290	75%	80%
Whole loans - more than 60 days past due	251	275	42%	48%
Total whole loans	1,222	1,565	65%	72%

AAA securities	118	111	27%	40%
Other securities	552	818	16%	23%
Total securities	670	929	17%	25%
Other exposures with underlying sub-prime collateral:
- Derivatives	556	643	97%	87%
- Loans	151	195	55%	70%
- Real Estate	78	109	36%	46%
Total other direct and indirect exposure	1,455	1,876

Total	2,677	3,441

The majority of Other US sub-prime exposures are measured at fair value through profit and loss. US sub-prime securities held in conduits and a collateralised debt obligation (CDO) are categorised as available for sale. Exposure decreased £764m to £2,677m (31st December 2008: £3,441m) driven by gross losses of £382m and net sales, paydowns and other movements of £441m. Weaker Sterling resulted in an increase in exposure of £59m.

At 31st March 2009, 79% of the whole loan exposure remaining was performing.  Whole loans included £1,111m (31st December 2008: £1,422m) acquired on or originated since the acquisition of EquiFirst, Barclays Capital's mortgage origination business, in March 2007. At 31st March 2009, the average loan to value at origination of all the sub-prime whole loans was 81%. On 17th February 2009, the operations of EquiFirst were discontinued. No sub-prime loans have been originated in 2009.

Securities included £108m assets categorised as available for sale. In the period there was a £117m impairment charge through profit and loss resulting in a £93m reduction in other comprehensive income.

Counterparty derivative exposures to vehicles which hold Alt-A collateral was £556m (2008: £643m). The majority of this exposure was the most senior obligation of the vehicles.

  Q109 IMS Appendix

A3.    Alt-A

	As at 31.03.09	As at 31.12.08	Marks at 31.03.09	Marks at 31.12.08
	£m	£m
AAA securities	1,002	1,847	37%	43%
Other Alt-A securities	1,055	1,265	8%	9%
Whole Loans	709	776	62%	67%
Residuals	-	2	0%	6%
Derivative exposure with underlying Alt-A collateral	355	398	100%	100%
Total	3,121	4,288

Alt-A securities, whole loans, residuals and derivatives are measured at fair value through profit and loss. Alt-A securities held in conduits are categorised as available for sale. Net exposure to the Alt-A market decreased £1,167m to £3,121m (31st December 2008: £4,288m), driven by gross losses of £479m in the period and net sales, paydowns and other movements of £766m. Weaker Sterling resulted in an increase in exposure of £78m.

Securities included £392m assets categorised as available for sale. In the period there was a £342m impairment charge through profit and loss resulting in a £247m reduction in other comprehensive income.

At 31st March 2009, 78% of the Alt-A whole loan exposure was performing, and the average loan to value ratio at origination was 78%.

Counterparty derivative exposures to vehicles which hold Alt-A collateral was £355m (2008: £398m). The majority of this exposure was the most senior obligation of the vehicles.

  Q109 IMS Appendix

A4.    US Residential Mortgage Backed Securities Exposure Wrapped by Monoline Insurers

The deterioration in the US residential mortgage market has resulted in increased exposure to monoline insurers and other financial guarantors that provide credit protection.

The table below shows RMBS assets where we held protection from monoline insurers at 31st March 2009. These are measured at fair value through profit and loss. Declines in fair value of the underlying assets are reflected in increases in the value of potential claims against monoline insurers. This decline is lower than the £225m increase in the credit valuation adjustment. As a result net exposure decreased to £1,558m by 31st March 2009 (31st December 2008: £1,639m)

Claims would become due in the event of default of the underlying assets and losses would only be realised if both the underlying asset and monoline defaulted.

There is some uncertainty whether all of the monoline insurers would be able to meet all liabilities if such claims were to arise: certain monoline insurers have been subject to downgrades in 2009. Consequently, a fair value loss of £215m was recognised in 2009. There have been no claims due under these contracts as none of the underlying assets were in default at 31st March 2009.

The fair value is determined by a credit valuation adjustment calculation which incorporates stressed cashflow shortfall projections, current market valuations, stressed Probability of Default (PDs) and a range of Loss Given Default (LGD) assumptions. The cashflow shortfall projections are stressed to ensure that we consider the potential for further market deterioration and resultant additional cashflow shortfall in underlying collateral, in addition, depending on the monoline and the underlying asset, we consider current market valuations. Monoline ratings are based on external ratings analysis and where appropriate significant internal analysis conducted by the independent Credit Risk function. In addition, we reflect the potential for further deterioration of monolines by using stressed PDs which results in most monolines having an implied sub-investment grade rating. LGDs range from 45% to 100% depending on the monoline.

Exposure by Credit Rating of Monoline Insurer

	Notional	Fair Value of Underlying Asset	Fair Value Exposure	Credit Valuation Adjustment	Net Exposure
As at 31.03.09	£m	£m	£m	£m	£m
AAA/AA	-	-	-	-	-
A/BBB	674	90	584	(162)	422
Non-investment grade	1,984	283	1,701	(565)	1,136
Total	2,658	373	2,285	(727)	1,558

As at 31.12.08
AAA/AA	-	-	-	-	-
A/BBB	2,567	492	2,075	(473)	1,602
Non-investment grade	74	8	66	(29)	37
Total	2,641	500	2,141	(502)	1,639

The notional value of the assets, split by the current rating of the monoline insurer, is shown below.

	AAA/AA	A/BBB	Non- investment grade	Total
Rating of Monoline Insurer - As at 31.03.09	£m	£m	£m	£m
2005 and earlier	-	140	-	140
2006	-	487	770	1,257
2007 and 2008	-	-	520	520
High Grade	-	627	1,290	1,917
Mezzanine - 2005 and earlier	-	-	694	694
CDO [2] - 2005 and earlier	-	47	-	47
US RMBS	-	674	1,984	2,658

  Q109 IMS Appendix

The notional value of the assets, split by the current rating of the underlying asset, is shown below.

	AAA/AA	A/BBB	Non- investment grade	Total
Rating of Underlying Asset - As at 31.03.09	£m	£m	£m	£m
2005 and earlier	-	-	140	140
2006	-	-	1,257	1,257
2007 and 2008	-	-	520	520
High Grade	-	-	1,917	1,917
Mezzanine - 2005 and earlier	-	356	338	694
CDO [2] - 2005 and earlier	-	-	47	47
US RMBS	-	356	2,302	2,658

  Q109 IMS Appendix

B.     Commercial Mortgages

In the period ended 31st March 2009 these exposures decreased by 4% in Sterling terms.

B1.    Commercial Mortgages
Exposures in Barclays Capital's commercial mortgages portfolio, all of which are measured at fair value, comprised commercial real estate loan exposure of £10,924m (31st December 2008: £11,578m) and commercial mortgage-backed securities (CMBS) of £734m (31st December 2008: £735m). During the period there were gross losses of £468m and Sterling movement increased exposure by £31m. Gross sales and paydowns were £93m in the UK and Continental Europe and £357m in the US.

The commercial real estate loan exposure comprised 57% US, 39% UK and Europe and 4% Asia.

Two large transactions comprised 44% of the total US exposure. The remaining 56% of the US exposure comprised 72 transactions. The remaining weighted average number of years to initial maturity of the US portfolio is 1.3 years.

The UK and Europe portfolio is well diversified with 73 transactions in place as at 31st March 2009. In Europe protection is provided by loan covenants and periodic LTV retests, which cover 90% of the portfolio. 35% of the German exposure relates to one transaction secured on multifamily residential assets. Exposure to the Spanish market represents less than 1% of global exposure at 31st March 2009.

	As at 31.03.09	As at 31.12.08	Marks at 31.03.09	Marks at 31.12.08
Commercial Real Estate Loan Exposure by Region	£m	£m	%	%
US	6,209	6,329	88%	88%
Germany	2,309	2,467	92%	95%
France	253	270	90%	94%
Sweden	243	265	94%	96%
Switzerland	164	176	95%	97%
Spain	98	106	88%	92%
Other Continental Europe	491	677	67%	90%
UK	734	831	82%	89%
Asia	423	457	96%	97%
Total	10,924	11,578

	As at 31.03.09	As at 31.12.08	Marks at 31.03.09 [1]	Marks at 31.12.08 [1]
Commercial Mortgage Backed Securities (Net of Hedges)	£m	£m	%	%
AAA securities	585	588	50%	42%
Other securities	149	147	11%	8%
Total	734	735

1    Marks are based on gross collateral .

Q109 IMS Appendix

B2.    CMBS Exposure Wrapped by Monoline Insurers

The deterioration in the commercial mortgage market has resulted in increased exposure to monoline insurers and other financial guarantors that provide credit protection.

The table below shows Commercial Mortgage Backed Security (CMBS) assets where we held protection from monoline insurers at 31st March 2009. These are measured at fair value through profit and loss. Declines in fair value of the underlying assets are reflected in increases in the value of potential claims against monoline insurers. Such declines have been substantially offset by increases in credit valuation adjustments but have resulted in net exposure to monoline insurers under these contracts increasing to £1,972m by 31st March 2009 (31st December 2008: £1,854m).

Claims would become due in the event of default of the underlying assets and losses would only be realised if both the underlying asset and monoline defaulted. At 31st March 2009, while 82% of the underlying assets were rated AAA/AA, 98% are wrapped by monolines with non-investment grade ratings.

There is some uncertainty whether all of the monoline insurers would be able to meet all liabilities if such claims were to arise: certain monoline insurers were subject to downgrades in 2009. Consequently, a fair value loss of £416m was recognised in 2009. There have been no claims due under these contracts as none of the underlying assets were in default at 31st March 2009.

The fair value is determined by a credit valuation adjustment calculation which incorporates stressed cashflow shortfall projections, current market valuations, stressed Probability of Default (PDs) and a range of Loss Given Default (LGD) assumptions. The cashflow shortfall projections are stressed to ensure that we consider the potential for further market deterioration and resultant additional cashflow shortfall in underlying collateral, in addition, depending on the monoline and the underlying asset, we consider current market valuations. Monoline ratings are based on external ratings analysis and where appropriate significant internal analysis conducted by the independent Credit Risk function. In addition, we reflect the potential for further deterioration of monolines by using stressed PDs which results in most monolines having an implied sub-investment grade rating. LGDs range from 45% to 100% depending on the monoline.

Exposure by Credit Rating of Monoline Insurer

As at 31.03.09	Notional	Fair Value of Underlying Asset	Fair Value Exposure	Credit Valuation Adjustment	Net Exposure
	£m	£m	£m	£m	£m
AAA/AA	69	27	42	(4)	38
A/BBB	-	-	-	-	-
Non-investment grade	3,753	1,013	2,740	(806)	1,934
Total	3,822	1,040	2,782	(810)	1,972

As at 31.12.08
AAA/AA	69	27	42	(4)	38
A/BBB	3,258	1,301	1,957	(320)	1,637
Non-investment grade	425	181	244	(65)	179
Total	3,752	1,509	2,243	(389)	1,854

The notional value of the assets, split by the current rating of the monoline insurer, is shown below.

	AAA/AA	A/BBB	Non- investment grade	Total
Rating of Monoline Insurer - As at 31.03.09	£m	£m	£m	£m
2005 and earlier	-	-	445	445
2006	69	-	555	624
2007 and 2008	-	-	2,753	2,753
CMBS	69	-	3,753	3,822

Q109 IMS Appendix

The notional value of the assets split by the current rating of the underlying asset is shown below.

	AAA/AA	A/BBB	Non- investment grade	Total
Rating of Underlying Asset - As at 31.03.09	£m	£m	£m	£m
2005 and earlier	-	445	-	445
2006	388	236	-	624
2007 and 2008	2,753	-	-	2,753
CMBS	3,141	681	-	3,822

  Q109 IMS Appendix

C.    Other Credit Market Exposures

In the period ended 31st March 2009 these exposures decreased by 17% in Sterling terms.

C1.    Leveraged Finance

Leveraged loans are classified within loans and advances and are stated at amortised cost less impairment. The overall credit quality of the assets remains satisfactory with the majority of the portfolio performing to plan or in line within original stress tolerances. There are however a small number of deteriorating positions and as a result the level of impairment has increased.

At 31st March 2009, the gross exposure relating to leveraged finance loans was £7,435m (31st December 2008: £10,506m) following a repayment of £3,056m at par in January 2009.

Leveraged Finance Exposure by Region	As at 31.03.09	As at 31.12.08
	£m	£m
UK	4,859	4,810
US	800	3,830
Europe	1,577	1,640
Asia	199	226
Total lending and commitments	7,435	10,506
Identified and unidentified impairment	(213)	(115)
Net lending and commitments at period end	7,222	10,391

C2.    SIVs and SIV-Lites

	As at 31.03.09	As at 31.12.08	Marks at 31.03.09	Marks at 31.12.08
	£m	£m	%	%
Liquidity facilities	669	679	61%	62%
Bond inventory	-	11	0%	7%
Derivatives	259	273
Total	928	963

SIV exposure decreased from £963m to £928m during the period. There was £12m of impairment in the period.

At 31st March 2009 liquidity facilities of £669m (31st December 2008: £679m) include £531m designated at fair value through profit and loss. The remaining £138m represented drawn liquidity facilities in respect of SIV-Lites and SIVs classified as loans and advances stated at cost less impairment.

Bond inventory and derivatives are fair valued through profit and loss.

   Q109 IMS Appendix

C3.    CDPC Exposure

Credit derivative product companies ("CDPCs") are specialist providers of credit protection principally on corporate exposures in the form of credit derivatives. The Group has purchased protection from CDPCs against a number of securities with a notional value of £1,746m (31st December £1,772m). The fair value of the exposure to CDPCs at 31st March 2009 was £166m (31st December 2009: £150m). There were £6m of gross losses in the period with no new trading activity since 31 December 2008.

Of the notional exposure, 46% (31st December 2009: 45%) related to AAA/AA rated counterparties, with the remainder rated A/BBB.

Exposure by Credit Rating of CDPC

As at 31.03.09	Notional	Gross Exposure	Total Write-downs	Net Exposure
	£m	£m	£m	£m
AAA/AA	811	90	(20)	70
A/BBB	935	96	-	96
Total	1,746	186	(20)	166

As at 31.12.08	Notional	Gross Exposure	Total Write-downs	Net Exposure
	£m	£m	£m	£m
AAA/AA	796	77	(14)	63
A/BBB	976	87	-	87
Total	1,772	164	(14)	150

  Q109 IMS Appendix

C4.    CLO and Other Exposure Wrapped by Monoline Insurers

The table below shows Collateralised Loan Obligations (CLOs) and other assets where we held protection from monoline insurers at 31st March 2009. The deterioration in markets for these assets has resulted in increased exposure to monoline insurers and other financial guarantors that provide credit protection. These are measured at fair value through profit and loss. Declines in fair value of the underlying assets are reflected in increases in the value of potential claims against monoline insurers. Such declines have resulted in net exposure to monoline insurers under these contracts increasing to £5,405m by 31st March 2009 (31st December 2008: £4,939m).

Claims would become due in the event of default of the underlying assets and losses would only be realised if both the underlying asset and monoline defaulted. At 31st March 2009, 99% of the underlying assets have investment grade ratings and 63% are wrapped by monolines with investment grade ratings. 88% of the underlying assets were CLOs, 99% all of which were rated AAA/AA.

There is some uncertainty whether all of the monoline insurers would be able to meet all liabilities if such claims were to arise: certain monoline insurers were subject to downgrades in 2009. Consequently, a fair value loss of £388m was recognised in 2009. There have been no claims due under these contracts as none of the underlying assets were in default at 31st March 2009.

The fair value is determined by a credit valuation adjustment calculation which incorporates stressed cashflow shortfall projections, current market valuations, stressed Probability of Default (PDs) and a range of Loss Given Default (LGD) assumptions. The cashflow shortfall projections are stressed to ensure that we consider the potential for further market deterioration and resultant additional cashflow shortfall in underlying collateral, in addition, depending on the monoline and the underlying asset, we consider current market valuations. Monoline ratings are based on external ratings analysis and where appropriate significant internal analysis conducted by the independent Credit Risk function. In addition, we reflect the potential for further deterioration of monolines by using stressed PDs for non-AAA rated monolines, which results in most other monolines having an implied sub-investment grade rating. LGDs range from 45% to 100% depending on the monoline.

Exposure by Credit Rating of Monoline Insurer

As at 31.03.09	Notional	Fair Value of Underlying Asset	Fair Value Exposure	Credit Valuation Adjustment	Net Exposure
	£m	£m	£m	£m	£m
AAA/AA	8,293	5,478	2,815	(79)	2,736
A/BBB	4,886	3,403	1,483	(243)	1,240
Non-investment grade	7,722	5,377	2,345	(916)	1,429
Total	20,901	14,258	6,643	(1,238)	5,405

As at 31.12.08
AAA/AA	8,281	5,854	2,427	(55)	2,372
A/BBB	6,446	4,808	1,638	(204)	1,434
Non-investment grade	6,148	4,441	1,707	(574)	1,133
Total	20,875	15,103	5,772	(833)	4,939

  Q109 IMS Appendix

The notional value of the assets, split by the current rating of the monoline insurer, is shown below.

Rating of Monoline Insurer - As at 31.03.09	AAA/AA	A/BBB	Non- investment grade	Total
	£m	£m	£m	£m
2005 and earlier	2,091	1,212	2,756	6,059
2006	1,811	1,874	2,277	5,962
2007 and 2008	3,329	1,363	1,579	6,271
CLOs	7,231	4,449	6,612	18,292

2005 and earlier	131	-	718	849
2006	146	-	392	538
2007 and 2008	785	437	-	1,222
TRUPs, European Mezz ABS and other	1,062	437	1,110	2,609

Total	8,293	4,886	7,722	20,901

The notional value of the assets split by the current rating of the underlying asset is shown below. Of the underlying assets, 99% had investment grade ratings as at 31st March 2009.

Rating of Underlying Asset - As at 31.03.09	AAA/AA	A/BBB	Non- investment grade	Total
	£m	£m	£m	£m
2005 and earlier	5,941	-	118	6,059
2006	5,962	-	-	5,962
2007 and 2008	6,271	-	-	6,271
CLOs	18,174	-	118	18,292

2005 and earlier	-	760	89	849
2006	134	317	87	538
2007 and 2008	437	785	-	1,222
TRUPs, European Mezz ABS and Other	571	1,862	176	2,609

Total	18,745	1,862	294	20,901

Own Credit

The carrying amount of issued notes that are designated under the IAS 39 fair value option is adjusted to reflect the effect of changes in own credit spreads. The resulting gain or loss is recognised in the income statement.

At 31st March 2009, the own credit adjustment arose from the fair valuation of £54.2bn of Barclays Capital structured notes (31st December 2008: £54.5bn). The widening of Barclays credit spreads in the period affected the fair value of these notes and as a result revaluation gains of £279m were recognised in trading income (2008: £703m).

- ENDS -